UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*
DraftKings Inc.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
26142R104
(CUSIP Number)
Gil White
Ran Hai
c/o Herzog Fox & Neeman
Asia House, 4 Weizman St.
Tel Aviv 6423904, Israel
+972 3 692 2076
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 23, 2020
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
•
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26142R104	13D	Page 2 of 7 pages

1	Names of Reporting Persons Shalom Meckenzie
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 34,628,397
	8	Shared Voting Power 0
	9	Sole Dispositive Power 34,628,397
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 34,628,397
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row (11) 11.1%
14	Type of Reporting Person IN

CUSIP No. 26142R104	13D	Page 3 of 7 pages
Item 1. Security and Issuer.
This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A common stock (the “Common Stock”), par value $0.0001, of DraftKings Inc., a Nevada corporation (the “Issuer”) whose principal executive offices are located at 222 Berkeley Street, 5th Floor, Boston, MA 02116.
Item 2. Identity and Background.
The Schedule 13D is being filed by Shalom Meckenzie.
Shalom Meckenzie is a citizen of Israel. Mr. Meckenzie’s business address is 27 Hagderot St., Savion 5652627, Israel. Mr. Meckenzie’s principal occupation is that he is an entrepreneur and the founder of SBTech (Global) Limited, a company limited by shares, originally incorporated in Gibraltar and continued as a company under the Isle of Man Companies Act 2006, with registration number 014119V (“SB Tech”). SB Tech is headquartered at 33-37 Athol Street, Douglas, Isle of Man IM1 1LB and its principal business activities involve the design and development of sports betting and casino gaming platform software for online and retail sportsbook and casino gaming products. As a result of the Business Combination (as defined below), SB Tech is now a wholly-owned subsidiary of the Issuer.
During the last five years, Mr. Meckenzie (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
On December 22, 2019, Diamond Eagle Acquisition Corp., a Delaware corporation (“DEAC”), DraftKings Inc., a Delaware corporation (“Old DK”), SB Tech, DEAC NV Merger Corp., a Nevada corporation and a wholly-owned subsidiary of DEAC (“DEAC Nevada”), DEAC Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of DEAC (“Merger Sub”), the shareholders of SBT party thereto (the “SBT Sellers”) and Shalom Meckenzie in his capacity as the SBT Sellers’ representative entered into a business combination agreement (as amended by Amendment No. 1, dated as of April 7, 2020, the “BCA”) which, among other things, provided for (i) DEAC to merge with and into DEAC Nevada, with DEAC Nevada surviving the merger (the “reincorporation”), (ii) following the reincorporation, Merger Sub to merge with and into Old DK, with Old DK surviving the merger (the “DK Merger”), (iii) immediately following the DK Merger, DEAC Nevada to acquire all of the issued and outstanding share capital of SBTech and (iv) DEAC Nevada to be renamed DraftKings Inc. (the “Business Combination”).
On April 23, 2020 (the “Closing Date”), the parties to the BCA consummated the Business Combination in accordance with the BCA (the “Closing”).
Immediately prior to the Closing, Mr. Meckenzie was a major shareholder of SB Tech and held 34,680 shares of SB Tech, which he had acquired as a founder of SB Tech in 2007 and in subsequent transactions with SB Tech.  In the Business Combination, all of Mr. Meckenzie’s shares of SB Tech capital stock were converted into 34,628,397 shares of Common Stock at a ratio of 998.512 to 1. Pursuant to the BCA, Mr. Meckenzie will also have the right to receive up to an additional 612,000 shares of Common Stock (“Earnout Shares”), which are currently being held in escrow, (i) one-third of which will be released from escrow if (a) the volume weighted average share price of the Common Stock for at least 20 of any 30 consecutive trading days following the Closing Date (the “VWAP”) is at least $12.50 or (b) the Issuer consummates a transaction resulting in its stockholders being able to exchange their shares for cash, securities or other property with a per share value (“Qualifying Value”) of at least $12.50; (ii) one-third if (a) the VWAP is at least $14.00 or (b) the Issuer consummates a transaction with a Qualifying Value of at least $14.00; and (iii) one-third if (a) the VWAP is at least $16.00 or (b) the Issuer consummates a transaction with a Qualifying Value of at least $16.00. Any shares not eligible to be released within four years of the Closing Date will be forfeited and canceled.

CUSIP No. 26142R104	13D	Page 4 of 7 pages
Item 4. Purpose of Transaction.
Mr. Meckenzie acquired the securities described in this Schedule 13D in connection with the closing of the Business Combination. Pursuant to the Stockholders Agreement described in Item 6 below, Mr. Meckenzie has the right to nominate two directors to initially serve on the Issuer’s board of directors (the “Board”), subject to certain independence requirements. Mr. Meckenzie has appointed himself as one of these initial directors. In addition, so long as Mr. Meckenzie (together with his immediate family members, his and their wholly-owned affiliates and any trust whose sole beneficiaries are Mr. Meckenzie and his immediate family members) continues to hold at least nine percent of the issued and outstanding shares of the Common Stock at the time of a subsequent annual meeting, Mr. Meckenzie will have the right to nominate one director to serve on the Board, subject to the Board’s approval not to be unreasonably withheld, conditioned or delayed.
As a director of the Issuer, Mr. Meckenzie may participate in discussions regarding every aspect of the Issuer’s governance, management and operations, whether with management, other members of the Issuer’s board of directors, investors, advisers and other persons.
Subject to the Stockholders Agreement described in Item 6 and the Issuer’s Insider Trading Policy, Mr. Meckenzie may from time to time buy or sell securities of the Issuer as appropriate for his personal circumstances and reflecting his overall investment posture. Other than as described above and elsewhere in this Schedule 13D, Mr. Meckenzie does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although Mr. Meckenzie may change his purpose or formulate plans or proposals with respect thereto at any time.
Item 5. Interest in Securities of the Issuer.
(a)          The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by Shalom Meckenzie, as well as the number of shares of Common Stock as to which Mr. Meckenzie has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 312,451,027 shares of Common Stock outstanding following completion of the Business Combination. All of these shares are held through a trust of which the Reporting Person is beneficiary and over which Mr. Meckenzie has sole voting and dispositive power. Such trust was established in connection with a pre-ruling of the Israel Tax Authority to ensure payment of any tax due to the Israel Tax Authority in connection with the Business Combination.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Shalom Meckenzie	34,628,397(1)	11.1%	34,628,397	0	34,628,397	0
(1)
As reported in Item 3 above, Mr. Meckenzie has the right to receive certain Earnout Shares under the BCA if certain stock price thresholds are met by specified dates. The Earnout Shares are not included in this report of beneficial ownership.

(b)          By virtue of the provisions of the Stockholders Agreement referenced in Item 6 below, Mr. Meckenzie may be deemed to be a member of a “group” with, and may be deemed to have or share indirect voting power over any shares of Common Stock acquired directly by certain initial shareholders and the independent directors of DEAC (the “DEAC Stockholder Group”), certain stockholders of Old DK (the “DK Stockholder Group”) and the SBT Sellers (the “SBT Stockholder Group” and, together with the DEAC Stockholder Group and the DK Stockholder Group, the “Stockholder Parties”). Mr. Meckenzie disclaims the existence of a group with such persons and his beneficial ownership of any shares of Common Stock beneficially owned by such other persons and the number of shares reported in the cover pages as shared voting power does not include any of those shares of Common Stock. In the aggregate, any group formed thereby would beneficially own the shares of Common Stock owned by Mr. Meckenzie as well as the shares of Common Stock beneficially owned by the other Stockholder Parties, if any.  In the aggregate, the Stockholder Parties beneficially own 225,443,123 shares of Common Stock which is 67.3% of the class, based on 335,154,335 shares of Common Stock outstanding, which number of Common Stock issued and outstanding takes into account additional Issuer-disclosed shares of Common Stock which Stockholder Parties have the right to acquire within 60 days.

CUSIP No. 26142R104	13D	Page 5 of 7 pages
(c)          Except as described in Item 3, during the past 60 days Mr. Meckenzie has not effected any transactions in the Common Stock.
(d)          None.
(e)          Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Stockholders Agreement
On the Closing Date, Mr. Meckenzie, along with the other Stockholder Parties and the Issuer, entered into a Stockholders Agreement (the “Stockholders Agreement”).
Pursuant to the Stockholders Agreement, the Issuer has granted Mr. Meckenzie and certain other shareholders rights to nominate the thirteen directors to serve on the initial Board. Mr. Meckenzie has nominated two of these directors, including at least one director who qualifies as “independent” under The Nasdaq Stock Market listing rules. In addition, so long as Mr. Meckenzie (together with his immediate family members, his and their wholly-owned affiliates and any trust whose sole beneficiaries are Mr. Meckenzie and his immediate family members) continues to hold at least nine percent of the issued and outstanding shares of the Common Stock at the time of a subsequent annual meeting, Mr. Meckenzie will have the right to nominate one director to serve on the Board, subject to the Board’s approval not to be unreasonably withheld, conditioned or delayed. Subject to applicable law, Jason Robins, Chief Executive Officer of the Issuer and Chairman of the Board, has agreed to vote his shares in favor of the election of Mr. Meckenzie’s nominee at each annual meeting of stockholders so long as Mr. Meckenzie has such nomination right. Mr. Meckenzie disclaims beneficial ownership of any shares of Common Stock held by other Stockholder Parties who are part of the Stockholders Agreement.
The Stockholders Agreement also provides certain shareholders of the Issuer, including Mr. Meckenzie, with certain demand registration rights and piggy-back registration rights with respect to registration statements filed by the Issuer after the Closing Date.
The Stockholders Agreement further provides that for a period of 180 days following the Closing, no member of the DK Stockholder Group or the SBT Stockholder Group (which includes Mr. Meckenzie) may transfer any Common Stock, subject to certain exceptions. Members of the DEAC Stockholder Group may not transfer or sell shares of Common Stock, subject to certain customary exceptions, until the earliest of (i) one year from the Closing, (ii) the last consecutive trading day where the volume-weighted average share price of Common Stock equals or exceeds $15.00 per share for at least for 20 out of 30 consecutive trading days, but in no event earlier than 180 days after the Closing or (iii) if the Issuer consummates a transaction after the Business Combination which results in its stockholders having the right to exchange their shares for cash, securities or other property, at such time. The Chief Executive Officer of the Issuer may not transfer any shares of common stock of the Issuer, subject to certain exceptions, for a period of two years from the Closing.
BCA
As referenced in Item 3 above, the BCA included rights for certain shareholders of the Issuer, including Mr. Meckenzie, to receive Earnout Shares. The disclosure related to the Earnout Shares in Item 3 above is incorporated herein by reference.
Pursuant to the BCA, to secure his indemnification obligations, 3,496,056 of Mr. Meckenzie's shares of Common Stock (“Lockup Shares”) and 1,553,803 of Mr. Meckenzie's shares of Common Stock (“Supplemental Lockup Shares”) may not, without the consent of the Issuer, be directly or indirectly offered, sold, hedged, pledged or otherwise transferred or disposed of, or included in any swap or other transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any Lockup Shares or Supplemental Lockup Shares, subject to certain exceptions as set forth in the BCA, until the date that is five years following the Closing Date for the Lockup Shares or two years following the Closing Date for the Supplemental Lockup Shares, unless such shares are earlier released in accordance with the provisions of the BCA.
Earnout Escrow Agreement
On the Closing Date, Mr. Meckenzie, in his capacity as the SBT Sellers’ representative, along with the Issuer, Eagle Equity Partners LLC, Jeff Sagansky, Eli Baker, Harry Sloan, I.B.I. Trust Management, the trustee, and Computershare Trust Company, N.A., as escrow agent, entered into an escrow agreement (the “Earnout Escrow Agreement”) pursuant to which (i) 5,388,000 shares of Common Stock were delivered and deposited into a custodian account and (ii) 612,000 shares of Common Stock were delivered to the trustee, in each case, to be released pro-rata to the recipients thereof only upon the occurrence of certain triggering events that relate to the achievement of certain stock price thresholds of Common Stock at any time during a four-year period commencing on the Closing Date. The disclosure related to the Earnout Shares in Item 3 above is incorporated herein by reference.
The foregoing descriptions of the Stockholders Agreement, BCA and Earnout Escrow Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, each of which is attached as an exhibit to the Schedule 13D.

CUSIP No. 26142R104	13D	Page 6 of 7 pages

Item 7. Materials to be Filed as Exhibits
Exhibit
Number          Description
1.
Business Combination Agreement, dated as of December 22, 2019, by and among Diamond Eagle Acquisition Corp., DEAC NV Merger Corp., DEAC Merger Sub Inc., DraftKings Inc., SBTech (Global) Limited, the shareholders of SBTech (Global) Limited and the SBT Sellers’ Representative (incorporated by reference to Exhibit 2.1 of DEAC NV Merger Corp.’s Registration Statement on Form S-4 (Reg. No. 333-235805), filed with the SEC on April 14, 2020).

2.
Amendment to Business Combination Agreement, dated as of April 7, 2020, among DraftKings Inc. (a Delaware corporation), SBTech (Global) Limited, SBTech’s shareholders, Diamond Eagle Acquisition Corp., DEAC NV Merger Corp. and a wholly-owned subsidiary of DEAC (incorporated by reference to Exhibit 2.4 of DEAC NV Merger Corp.’s Registration Statement on Form S-4 (Reg. No. 333-235805), filed with the SEC on April 14, 2020).

3.
Escrow Agreement, dated April 23, 2020, by and among DraftKings Inc., Shalom Meckenzie, in his capacity as SBT Sellers’ Representative, Eagle Equity Partners LLC, Jeff Sagansky, Eli Baker, Harry Sloan, I.B.I. Trust Management, the trustee, and Computershare Trust Company, N.A., as escrow agent (incorporated by reference to Exhibit 10.8 of the Current Report on Form 8-K, filed with the SEC on April 23, 2020).

4.
Stockholders Agreement, dated April 23, 2020, by and among DraftKings Inc., the DK Stockholder Group, the SBT Stockholder Group and the DEAC Stockholder Group (incorporated by reference to Exhibit 10.9 of the Current Report on Form 8-K, filed with the SEC on April 23, 2020).

CUSIP No. 26142R104	13D	Page 7 of 7 pages
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 4, 2020
SHALOM MECKENZIE

By:	/s/ Shalom Meckenzie
Name: Shalom Meckenzie